

Mail Stop 6010

October 24, 2007

Mr. Robert Mathews
Chief Financial Officer
Viking Systems, Inc.
4350 La Jolla Village Drive, Suite 900
San Diego, CA 92122

   Re: **Viking Systems, Inc.**
      Form 10-KSB for the Year Ended December 31, 2006
      File No. 000-49636

Dear Mr. Mathews:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 7. Financial Statements, page 33

Notes to Financial Statements, page 40

Note 11. Convertible Notes Payable, page 45

1.   We note that you modified certain terms of your $5.25 million of convertible debt during 2006 and that you recorded a $4.98 million gain on the extinguishment of debt pursuant to EITF 96-19. Please provide to us your analysis under EITF 96-19 and how you considered EITF 05-7 related to the conversion feature within your analysis.

Note 17. Stock Warrants and Derivative Liability, page 58

2.   We note that you recorded all of your outstanding warrants as a derivative liability at fair value. We note similar disclosures from your June 30, 2007 Form 10-QSB and that you also recorded an embedded conversion option as a derivative liability at fair value related to your convertible debt issued in February 2007. Please revise your future filings to disclose the methodology and significant assumptions used to value any embedded derivatives and equity instruments you carry at fair value issued in connection with your financing arrangements. In this regard, please also revise your critical accounting policy section in MD&A to disclose how you determined the significant inputs into the model utilized.

Item 8A. Controls and Procedures, 65

3.   We note your statement that your chief executive officer and your chief financial officer have concluded that your "disclosure controls and procedures are adequately designed to ensure that information required to be disclosed in [your] reports submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time period specified in Securities and Exchange Commission rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please tell us and revise your future filings to disclose your officers' conclusions regarding the *effectiveness* of your disclosure controls and procedures at the end of the period.

4.   In future filings, if you wish to include the definition of disclosure controls and procedures following your conclusion, please ensure that the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act. Otherwise, remove the language currently included as it is superfluous.

Exhibit 31.1 and 31.2

5.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note throughout the certifications that you refer to the "registrant" rather than the "small business issuer." We note similar modifications within your March 31, 2007 and June 30, 2007 Forms 10-QSB. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant